SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

18 May 2017

Prudential plc

Results of Annual General Meeting held on 18 May 2017

Prudential plc (the "Company") announces that at its Annual General Meeting ("AGM") held earlier today, Resolutions 1 to 23 (inclusive) and Resolution 25 as ordinary resolutions together with Resolution 24 and Resolutions 26 to 28 (inclusive) as special resolutions, were duly passed and the results of the polls are as follows:

	RESOLUTION	VOTES FOR	% OF VOTES CAST	VOTES AGAINST	% OF VOTES CAST	VOTES CAST IN TOTAL	TOTAL VOTES CAST AS A % OF ISSUED SHARE CAPITAL	VOTES WITHHELD
1.	To receive and consider the 2016 Accounts, Strategic Report, Directors' Remuneration Report, Directors' Report and the Auditor's Report	1,966,556,784	98.67	26,526,323	1.33	1,993,083,107	77.08%	8,014,927
2.	To approve the Directors' Remuneration Report	1,754,440,188	88.86	219,921,823	11.14	1,974,362,011	76.36%	26,736,043
3.	To approve the revised Directors' Remuneration Policy	1,773,691,171	90.71	181,582,497	9.29	1,955,273,668	75.62%	45,820,585
4.	To elect Ms Anne Richards as a Director	1,967,454,791	98.36	32,739,179	1.64	2,000,193,970	77.35%	899,671
5.	To re-elect Sir Howard Davies as a Director	1,990,681,401	99.50	9,958,661	0.50	2,000,640,062	77.37%	454,192
6.	To re-elect Mr John Foley as a Director	1,965,220,046	98.25	35,028,348	1.75	2,000,248,394	77.36%	842,709
7.	To re-elect Ms Penelope James as a Director	1,967,893,459	98.38	32,362,144	1.62	2,000,255,603	77.36%	833,103
8.	To re-elect Mr David Law as a Director	1,987,255,572	99.33	13,362,258	0.67	2,000,617,830	77.37%	470,876
9.	To re-elect Mr Paul Manduca as a Director	1,920,641,103	97.16	56,190,258	2.84	1,976,831,361	76.45%	24,257,344
10.	To re-elect Mr Kaikhushru Nargolwala as a Director	1,990,836,919	99.51	9,786,059	0.49	2,000,622,978	77.37%	465,728
11.	To re-elect Mr Nicolaos Nicandrou as a Director	1,963,544,034	98.17	36,696,147	1.83	2,000,240,181	77.36%	848,526
12.	To re-elect Mr Anthony Nightingale as a Director	1,718,401,954	87.61	242,916,315	12.39	1,961,318,269	75.85%	39,770,435
13.	To re-elect Mr Philip Remnant as a Director	1,988,088,295	99.37	12,539,167	0.63	2,000,627,462	77.37%	458,094
14.	To re-elect Ms Alice Schroeder as a Director	1,991,674,724	99.55	8,953,235	0.45	2,000,627,959	77.37%	460,747
15.	To re-elect Mr Barry Stowe as a Director	1,965,208,312	98.25	35,047,693	1.75	2,000,256,005	77.36%	832,343
16.	To re-elect Lord Turner as a Director	1,991,468,855	99.54	9,160,459	0.46	2,000,629,314	77.37%	459,392
17.	To re-elect Mr Michael Wells as a Director	1,970,572,736	98.52	29,679,988	1.48	2,000,252,724	77.36%	835,982
18.	To re-elect Mr Tony Wilkey as a Director	1,965,202,147	98.25	35,045,181	1.75	2,000,247,328	77.36%	841,378
19.	To re-appoint KPMG LLP as the Company's auditor	1,897,117,735	94.82	103,550,380	5.18	2,000,668,115	77.37%	420,590
20.	To authorise the Audit Committee to determine the amount of the auditor's remuneration	1,966,683,371	98.30	33,983,275	1.70	2,000,666,646	77.37%	422,059
21.	To renew the authority to make political donations	1,970,182,108	98.91	21,745,855	1.09	1,991,927,963	77.03%	9,160,246
22.	To renew the authority to allot ordinary shares	1,958,674,914	97.89	42,166,325	2.11	2,000,841,239	77.38%	244,317
23.	To renew the extension of authority to allot ordinary shares to include repurchased shares	1,980,422,016	98.98	20,402,338	1.02	2,000,824,354	77.38%	261,202
24.	To renew the authority for disapplication of pre-emption rights	1,984,941,410	99.53	9,336,092	0.47	1,994,277,502	77.13%	6,808,054
25.	To authorise the issuance of mandatory convertible securities (MCS)	1,965,490,835	98.24	35,265,306	1.76	2,000,756,141	77.38%	329,414
26.	To authorise the disapplication of pre-emption rights in connection with an issuance of MCS	1,937,664,738	97.16	56,538,311	2.84	1,994,203,049	77.12%	6,882,506
27.	To renew the authority for purchase of own shares	1,970,477,730	98.60	28,023,335	1.40	1,998,501,065	77.29%	2,587,640
28.	To renew the authority in respect of notice for general meetings	1,848,748,143	92.81	143,149,083	7.19	1,991,897,226	77.03%	9,188,331

Ann Godbehere did not stand for re-election as a Director of the Company, and retired from the Board with effect from the conclusion of the AGM.

As at 6.00pm on 16 May 2017, the number of issued shares of the Company was 2,585,759,773 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM.  In accordance with the Company's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

There were no restrictions on shareholders to cast votes on any of the resolutions proposed at the AGM. Votes withheld are not votes in law and therefore have not been counted in the calculation of the proportion of the votes for and against a resolution.

Copies of all resolutions, other than those concerning ordinary business, passed at the AGM on 18 May 2017 have, pursuant to Listing Rule 9.6.2 of the UK Listing Rules, been submitted to the National Storage Mechanism and will shortly be available to view at http://www.morningstar.co.uk/uk/NSM

Additional Information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Contact:

Chris Smith, Deputy Company Secretary, +44 (0)20 7548 2115

Alan F. Porter, Group General Counsel and Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 May 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Chris Smith

Chris Smith
Deputy Company Secretary